U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(h) of the Investment Company Act of 1940

[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

________________________________________________________________________________
1.   Name and Address of Reporting Person*

Janeway, William H.
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   (Last)                           (First)             (Middle)

466 Lexington Avenue
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                                    (Street)

New York, NY  10017
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   (City)                           (State)              (Zip)

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2.   Issuer Name and Ticker or Trading Symbol

Indus International, Inc. ("IINT")
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3.   IRS Identification Number of Reporting Person, if an entity (Voluntary)

________________________________________________________________________________
4.   Statement for Month/Day/Year

03/03
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5.   If Amendment, Date of Original (Month/Day/Year)

________________________________________________________________________________
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [ ]  10% Owner
     [ ]  Officer (give title below)           [ ]  Other (specify below)

                           ------------------------
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [ ]  Form filed by more than one Reporting Person
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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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
                                                                                               5.
                                                                                               Amount of        6.
                                                                 4.                            Securities       Owner-
                         2.          2A.            3.           Securities Acquired (A) or    Beneficially     ship
                         Trans-      Deemed         Trans-       Disposed of (D)               Owned            Form:     7.
                         action      Execution      action       (Instr. 3, 4 and 5)           Following        Direct    Nature of
                         Date        Date, if any   Code         ----------------------------- Reported         (D) or    Indirect
1.                       (Month/     (Month/        (Instr. 8)                (A)              Transaction(s)   Indirect  Beneficial
Title of Security        Day/        Day/           ----------     Amount     or      Price    (Instr. 3        (I)       Ownership
(Instr. 3)               Year)       Year)          Code    V                 (D)              and 4)           (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, $0.001     03/05/03                   P              72,666      A     $1.50     See (1)           D        See (1)
par value                                                                                      below                      below
====================================================================================================================================
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*If the Form is filed by more than one Reporting Person, see Instruction 4(b)(v).

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                                                                                                                        Page 1 of 3


Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)
================================================================================

                                                                         5.                                      7.
                                                                         Number of                               Title and Amount
                                                                         Derivative          6.                  of Underlying
                                                              4.         Securities          Date                Securities
                        2.                       3A.          Trans-     Acquired (A)        Exercisable and     (Instr. 3 and 4)
                        Conver-                  Deemed       action     or Disposed         Expiration Date     -------------------
1.                      sion or     3.           Execution    Code       of(D)               (Month/Day/Year)              Amount
Title of                Exercise    Trans-       Date,        (Instr.    (Instr. 3,          ----------------              or
Derivative              Price of    action Date  if any       8)         4 and 5)            Date     Expira-              Number
Security                Derivative  (Month/      (Month/      ------     ------------        Exer-    tion                 of
(Instr. 3)              Security    Day/Year)    Day/Year)    Code V     (A)         (D)     cisable  Date       Title     Shares
----------------------------------------------------------------------------------------------------------------------------
Convertible Note        $1.50       03/05/03     See (1)      P          $4,891,001          See (1)  12/05/03   Common    3,260,667
                                                 below                                       below               Stock
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====================================================================================================================================

[TABLE CONTINUED BELOW]

[CONTINUATION OF TABLE FROM ABOVE]

             9.
             Number of        10.
             Derivative       Ownership
             Securities       Form of         11.
8.           Beneficially     Derivative      Nature
Price of     Owned Follow-    Security        of Indirect
Derivative   ing Reported     Direct (D) or   Beneficial
Security     Transaction(s)   Indirect (I)    Ownership
(Instr. 5)   (Instr. 4)       (Instr. 4)      (Instr. 4)
---------------------------------------------------------
$4,891,001   $4,891,001        I
---------------------------------------------------------

=========================================================

Explanation of Responses:

Note (1) See Continuation Sheet.


      /s/ William H. Janeway                                  March 6, 2003
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


                                                                                                                         Page 2 of 3


William H. Janeway
Indus International, Inc. (IINT)
March 6, 2003

Note (1): Pursuant to a Purchase Agreement, dated as of February 12, 2003, by and among Indus International, Inc. (the "Company"),
          Warburg, Pincus Investors, L.P. ("WPI") and the other purchasers named therein (the "Financing Purchase Agreement"), WPI purchased 72,666 shares of the Company's common stock, $0.001 par value (the "Common Stock"), at a price of $1.50 per share and a Convertible Promissory Note of the Company, dated March 5, 2003, in the aggregate principal amount of
          $4,891,001.00 at face value (the "Note", and together with the 72,666 shares of Common Stock, the "Securities"), with the purchase price paid in cash on February 13, 2003 into an escrow account. On March 5, 2003, the Company satisfied all of its closing conditions required to be performed by it under the Financing Purchase Agreement and the purchase price was released to the Company from the escrow account (the "Closing"). Following the date on which the Company's stockholders vote in favor of the proposed issuance of Common Stock issuable upon conversion of the Note, which vote shall occur prior to May 12, 2003, the Note shall be convertible into 3,260,667 shares of Common Stock based on an initial conversion price of $1.50, subject to certain adjustments as set forth in the Note (the "Conversion Price"). In addition, on the date of such conversion any accrued, but unpaid, interest on the Note will be paid to WPI or its permitted transferees in the form of Common Stock based on the Conversion Price. The total amount of funds required to purchase the Securities at the
          Closing by WPI pursuant to the Financing Purchase Agreement was $5,000,000 and was furnished from the working capital of
          WPI.

          Warburg Pincus LLC, a New York limited liability company ("WP LLC"), manages WPI. Warburg Pincus & Co., a New York general partnership ("WP") is the sole general partner of WPI. The members of WP LLC are substantially the same as the partners of
          WP. All of the Securities are owned directly by WPI and are included because of Mr. Janeway's affiliation with WPI. Mr.
          Janeway, who is a director of the Company, is a Vice Chairman of WP LLC and a General Partner of WP. As such, Mr. Janeway each may be deemed to have an indirect pecuniary interest within the meaning of Section 16a-1 under the Securities
          Exchange Act of 1934, as amended (the "Exchange Act"), in an indeterminate portion of the Securities beneficially owned by
          WPI. Mr. Janeway disclaims "beneficial ownership" of the Securities within the meaning of Rule 13d-3 under the Exchange
          Act.

                                                                                                                         Page 3 of 3
